brf

EARNINGS RELEASE

Sadia | Perdigão | Qualy | Banvit | Sadia | Perdix | Claybom | Deline | Balance | Guabi Natural

1Q22

QUARTER HIGHLIGHTS

R$ 12,401 million Net Revenues — 10,592 million in 1Q21	**R$ 1,113 million** Gross Profit — 2,096 million in 1Q21	**9.2%** Gross Margin — 19.8% in 1Q21
R$ (1,546) million Net Result Continued Op. — 22 million in 1Q21	**R$ 121 million** Adjusted EBITDA — 1,234 million in 1Q21	**1.0%** Adjusted EBTIDA Margin — 11.6% in 1Q21
R$ (137) million Operating Cash Flow — R$ 1,428 million in 1Q21	**2.83x** Net Leverage — 2.96x in 1Q21	**R$ 8.6 years** Debt Average Term — 9.7 years in 1Q21
R$ 14.47 bi / **US$ 2.94 bi** Market Cap	**BRFS3 R$ 13.37** / **BRFS US$ 2.72** Stock Prices	**1,082,473,246** Common shares / **5,053,554** Treasury shares — Base: 03.31.2022 — Shares Outstanding

Base: 05.03.2022

Conference Call
05.05.2022 - Thursday
10:00 a.m. BRT | 9:00 a.m. US ET

Acesso em:
https://choruscall.com.br/brf/1q22.htm

Dial-in
EUA:
+1 412 717-9627

IR Contacts:

Fábio Mariano
CFO and IRO

Gabriela Woge
IR Director

+55 11 2322 5377 | acoes@brf-br.com

See more at www.ri.brf-global.com

São Paulo, May 4, 2022 – BRF S.A. (B3: BRFS3; NYSE: BRF) – "BRF" or "Company" discloses its results for the 1st Quarter of 2022. The comments included here refer to results in BRL, according to Brazilian corporate law and practices adopted in Brazil and in accordance with International Financial Reporting Standards (IFRS), whose comparisons are based on the same periods in 2022 and/or previous years, as indicated.

Disclaimer

The statements contained in this report regarding the Company's business prospects, projections and its growth potential are merely forecasts and were based on Management's expectations regarding the Company's future. These expectations are highly dependent on changes in the market and in the general economic performance of the country, the sector, and the international market, and are therefore subject to change.

MESSAGE FROM MANAGEMENT

To our shareholders,

We began 2022 focused on overcoming the negative impacts resulting from the Brazilian and global geopolitical economic scenario, present since the end of last year, which negatively influenced our results for the first quarter. The drop in income of the Brazilian population, coupled with the rise in global inflation, greatly impacted our operational planning in the first three months, with a noticeable decline in volumes. This scenario affected food retail from the end of last year, leading the sector to adjust its inventories in the first months of 2022, which affected the Company's sales in this period.

From an operational point of view, given the economic downturn effect on our revenues, in addition to the increase in our inventories and costs, we took the necessary and effective actions to adapt our chain, in an agile and structural way. In a long and living chain, the effect of adjustments may arise between three to nine months after the measures are taken, but their costs are concentrated in the initial period. We decided to act, despite the severe impact on the quarter results, because we know that responsible management requires us to mitigate or postpone decisions.

With management focused on overcoming challenges in adverse contexts, we make corrections in the production chain including discounts on prices and strong adjustments in the mix and production volume, combined with the accounting recognition of the hedging of commodities, brought a non-recurring impact of about BRL 828 million this quarter. Also, the repercussions of the war in Ukraine caused an unexpected increase in costs, mainly commodities and logistics costs.

It is worth noting that the Company completed, in early February, the funding of BRL 5.4 billion in its follow-on process, which allowed it to strengthen its capital structure, liquidity, and financial strength necessary to face this adverse scenario.

In the past, we have faced structural situations of greater complexity, and, with resilience and discipline, we reversed adversity and moved on, looking at the difficulties in the rearview mirror. It is no different now. We are making the decisions and taking the necessary steps that reflect our responsibility to all our stakeholders – shareholders, collaborators, integrated producers, suppliers, customers, communities where we operate, and society. We trust in our ability to overcome the challenges that arise to keep BRF efficient and profitable.

We want to transparently highlight the Company's decision to incorporate into our strategic planning the new conditions and perspectives designed by the continuation of the conflict in Ukraine and its impacts, the increase in global inflation, especially in Brazil, and the change in consumption dynamics resulting from the population's response to the sharp drop in income. To simplify, gain agility and seek to generate results and profits in 2022, we are broadly adapting our processes and the way we work, evolving our culture and expected behaviors. A set of initiatives is already underway that can put the Company at a new level of activity. Such simplification measures are focused on the reviewing our priorities, optimizing our structure and resizing of our processes, generating results to shareholders, and the optimization of the capital structure, which will lead us to efficiency gains and review of priorities, to generate results that reverse the losses of this first quarter over the next months.

Additionally, we will review our strategic planning, which we call Vision 2030, as already foreseen in the announcement of the plan. The rapid disruption and deterioration of the scenario used for such planning, already perceived in this first quarter, now lead us to consider shorter cycles of up to five years. Adjustments are part of the journey of a global company such as BRF, which needs to follow the changes that affect the business, without departing from its greater ambition and its fundamental commitments, in our case, Integrity, Safety, and Quality.

It should be noted that March already records the resumption of volumes and prices in Brazilian market. In the perspective of the coming months, we should also consider the implications related to Avian Influenza, which is expanding throughout the Northern Hemisphere, and the need to ensure the service to the markets affected by the reduction of exports from Ukraine, affected by the conflict with Russia.

I want to thank the support and contribution to BRF from the Board of Directors members whose term ended in March, especially Pedro Parente, for his support and contribution to BRFAlso, on behalf of the Company, I welcome the new Board of Directors members, who arrive with a positive renewal of perspectives and contribution to the Company's growth.

I also want to thank our collaborators for the dedication and collective commitment that make BRF a strong and resilient company, which fulfills its purpose, generates value for all its stakeholders and takes care of people and the Planet.

Lorival Nogueira Luz Jr.
Global Chief Executive Officer

OPERATING AND FINANCIAL PERFORMANCE

Highlights (Million R$)	1Q22	1Q21	Chg. % y/y	4Q21	Chg. % q/q
Volume (Thousand Tons)	1,144	1,070	7.0%	1,235	(7.3%)
Net Revenues	**12,041**	**10,592**	**13.7%**	**13,724**	**(12.3%)**
Average Price (R$/kg)	*10.52*	*9.90*	*6.3%*	*11.11*	*(5.3%)*
COGS	(10,928)	(8,496)	28.6%	(10,729)	1.9%
COGS/Kg	*(9.55)*	*(7.94)*	*20.3%*	*(8.69)*	*9.9%*
Gross Profit	**1,113**	**2,096**	**(46.9%)**	**2,996**	**(62.8%)**
Gross Margin	*9.2%*	*19.8%*	*(10.5) p.p.*	*21.8%*	*(12.6) p.p.*
Net (Loss) Income Continued Operations	**(1,546)**	**22**	*n.m.*	**964**	n.m.
Net Margin - Continued Op. (%)	*(12.8%)*	*0.2%*	*(13.1) p.p.*	*7.0%*	*(19.9) p.p.*
Net (Loss) Income Total Consolidated	**(1,581)**	**22**	*n.m.*	**932**	n.m.
Net Margin - Total Consolidated (%)	*(13.1%)*	*0.2%*	*(13.3) p.p.*	*6.8%*	*(19.8) p.p.*
Adjusted EBITDA	**121**	**1,234**	**(90.2%)**	**1,687**	**(92.8%)**
EBITDA Adjusted Margin (%)	*1.0%*	*11.6%*	*(10.6) p.p.*	*12.3%*	*(11.3) p.p.*
Adjusted EBITDA	**152**	**1,289**	**(88.2%)**	**1,761**	**(91.4%)**
EBITDA Adjusted Margin (%)	*1.3%*	*12.2%*	*(10.9) p.p.*	*12.8%*	*(12.8) p.p.*
Cash Generation (Consumption)	**(3,691)**	**707**	n.m.	**(3)**	n.m.
Net Debt	12,588	15,318	(17.8%)	17,332	(27.4%)
Leverage (Net Debt/Adj.EBITDA LTM)	**2.83x**	**2.96x**	**(4.4%)**	**3.12x**	**(9.3%)**

The consolidated results for the first quarter reflect the challenging scenario especially in the Brazilian Market. Besides to the global cost inflation maximized by the Russia vs Ukraine conflict, retail sales performed below expectations in January, overloading inventories and the entire supply chain with impacts on logistics costs and losses. Measures to adjust supply and prioritize volumes (sales discounts) were necessary as a way to readjust the operational flow, but amplified the reduction in profitability observed in the period. Thus, we faced the challenges of the industry, adjusting the production chain, which was reflected in the following actions: i) reduction of inventories of our operations; ii) reduction of production and iii) adjustment of the agribusiness chain. Such actions had a negative non-recurring effects in the quarter impact of BRL 422 million, of which BRL 193 million in revenue reduction and BRL 229 million in cost increase.

In addition to the above impacts, the consolidated cost was also affected by BRL 406 million, with accounting recognition of Derivatives[1] in COGS that was accounted in Inventories as a result of the Inventory cycle.

Excluding the efects above, the Company's ajusted EBITDA should increase R$828 million, as the chart bellow.

---

[1] Hedge of commodities contracts with recognition in operating result of contracts that were settled throughout 2021, according to Explanatory Note 24.5 of the Interim Financial Information.


121
406
422
949
Adjusted EBITDA
Chain Adjustments
Grains Hedge
Proforma EBITDA

Next, we will present the results by segment, with the respective analyzes in the quarterly comparisons.

BRAZIL SEGMENT

Brazil Segment	1Q22	1Q21	Chg. % y/y	4Q21	Chg. % q/q
Volume (Thousand Tons)	549	535	2.6%	619	(11.3%)
Poultry (In Natura)	*116*	*118*	*(1.7%)*	*100*	*15.7%*
Pork and Others (In Natura)	*26*	*23*	*14.9%*	*34*	*(22.5%)*
Processed foods	*406*	*394*	*3.1%*	*484*	*(16.1%)*
Net Operating Revenues (R$, Million)	**5,883**	**5,393**	**9.1%**	**7,207**	**(18.4%)**
Average price (R$/Kg)	*10.72*	*10.08*	*6.4%*	*11.65*	*(8.0%)*
COGS	(5,691)	(4,227)	34.6%	(5,551)	2.5%
COGS/Kg	*(10.37)*	*(7.90)*	*31.3%*	*(8.97)*	*15.6%*
Gross Profit (R$, Million)	**193**	**1,167**	**(83.5%)**	**1,655**	**(88.4%)**
Gross Margin (%)	*3.3%*	*21.6%*	*(18.3) p.p.*	*23.0%*	*(19.7) p.p.*
Adjusted EBITDA (R$ Million)	**(411)**	**693**	**(159.3%)**	**865**	**(147.5%)**
Adjusted EBITDA Margin (%)	*(7.0%)*	*12.9%*	*(19.8) p.p.*	*12.0%*	*(19.0) p.p.*

In 1Q22, we observed the worsening of the Brazilian economic and social context. According to a study by the Brazilian National Confederation of Industry[2], 95% of the population perceived the negative effects of inflation in the last 6 months. National inflation indices such as IPCA and IGP-M/FGV reached 11.3% and 14.8% in March, respectively, following the escalation of diesel (47.9%) and grains (corn 13.9%, soybean oil 10.1% and wheat 19.8%) that boosted food cost inflation.[3][4][5] In view of the partial economic recovery of the COVID-19 pandemic, 76% of the population saw their financial situation affected by the price increase in the last semester, which led to a reduction in consumption. For example, 31% of Brazilians reduced their consumption of beef, 24% stopped eating out of home, 15% stopped consuming fuel, 15% stopped buying clothes and shoes and 29% canceled pay TV. The beginning of the quarter was characterized by the fragility of post-pandemic retail, with more inflation, high interest rates and lower disposable income, which resulted in a contraction in consumption and an increase in inventories[6].

Despite the challenges of the beginning of the year, we observed the recovery in sales volumes (+24% in February and +40% in March), resulting in an improvement of 5 pp of gross margin over the quarter.[7] Therefore, in view of the new market context, we are advancing projects to enhance portfolio volumes oriented to the lowest nominal disbursement, such as i) increased capacity of sausage, steaks, burgers and mortadella lines; ii) expansion of more affordable packaging.

---

[2] Source: CNI: Brazilian National Confederation of Industry. FSB Research: Behavior & Post-Pandemic Economy (Apr/22)
[3] Cumulative index 12 months. Source: Bloomberg
[4] Cumulative variation 12 months, ANP Diesel. Source: ANP - Brazilian National Agency of Petroleum, Natural Gas and Biofuels
[5] Annual variation of the 6-month moving average of the grain price. Source: Bloomberg and Cepea/ESALQ
[6] Source: CNI: Brazilian National Confederation of Industry. FSB Research: Behavior & Post-Pandemic Economy (Apr/22)
[7] Variation vs. Jan/22

We also observed a widening of the price difference between the bovine forequarter and the chicken and pork meat. In view of the consumption scenario mentioned above, our proteins represent a lower absolute expenditure to access animal proteins. Due to lower exports in the quarter, local availability increased, generating a circumstantial drop in prices, but with a positive prospect of accelerating exports, reflecting the phenomenon of warming international demand for food. Therefore, we continue to invest in marketing actions to leverage volumes of greater added value pork with the launch of innovations with the *Na Brasa* and *Sadia Speciale* lines.

Spread between beef forequarter and whole chicken (R$/kg)


11.75
9.98
4.67

Spread between beef forequarter and pork carcass (R$/Kg)


10.05
2.43
5.10

INTERNATIONAL SEGMENT

International Segment	1Q22	1Q21	Chg. % y/y	4Q21	Chg. % q/q
Volume (Thousand Tons)	469	466	0.7%	498	(5.8%)
Poultry (In Natura)	*354*	*359*	*(1.3%)*	*377*	*(6.1%)*
Pork and Others (In Natura)	*30*	*45*	*(33.7%)*	*41*	*(27.3%)*
Processed foods	*85*	*62*	*37.0%*	*80*	*6.6%*
Net Operating Revenues (R$, Million)	**5,497**	4,821	**14.0%**	**5,817**	**(5.5%)**
Average price (R$/Kg)	*11.72*	*10.35*	*13.2%*	*11.69*	*0.3%*
COGS	(4,725)	(4,004)	18.0%	(4,668)	1.2%
COGS/Kg	*(10.08)*	*(8.60)*	*17.2%*	*(9.38)*	*7.4%*
Gross Profit (R$, Million)	772	817	**(5.6%)**	**1,148**	(32.8%)
Gross Margin (%)	*14.0%*	*16.9%*	*(2.9) p.p.*	*19.7%*	*(5.7) p.p.*
Adjusted EBITDA (R$, Million)	430	452	**(5.0%)**	660	**(34.9%)**
Adjusted EBITDA Margin (%)	*7.8%*	*9.4%*	*(1.6) p.p.*	*11.3%*	*(3.5) p.p.*

1. Asia

Asia	1Q22	1Q21	Chg. % y/y	4Q21	Chg % q/q
Volume (Thousand Tons)	109	130	(16.2%)	127	(13.7%)
Poultry (In Natura)	*84*	*90*	*(6.3%)*	*92*	*(8.9%)*
Pork and Others (In Natura)	*21*	*37*	*(43.8%)*	*30*	*(30.7%)*
Processed foods	*4*	*4*	*20.2%*	*4*	*1.4%*
Net Operating Revenues (R$, Million)	**1,210**	1,453	**(16.8%)**	**1,466**	**(17.5%)**
Average price (R$/Kg)	*11.07*	*11.14*	*(0.6%)*	*11.58*	*(4.4%)*
COGS	(1,228)	(1,149)	6.8%	(1,289)	(4.8%)
COGS/Kg	*(11.23)*	*(8.81)*	*27.5%*	*(10.18)*	*10.3%*
Gross Profit (R$, Million)	(18)	304	**(105.9%)**	177	(110.1%)
Gross Margin (%)	*(1.5%)*	*20.9%*	*(22.4) p.p.*	*12.1%*	*(13.6) p.p.*
Adjusted EBITDA (R$, Million)	(80)	248	**(132.3%)**	83	**(196.2%)**
Adjusted EBITDA Margin (%)	*(6.6%)*	*17.0%*	*(23.6) p.p.*	*5.7%*	*(12.3) p.p.*

In the annual comparison, 1Q22 shows margin contractions in the Asian segment mainly due to lower volumes and prices in China, especially in pork, and higher production costs. According to SECEX, Brazilian pork exports to the Chinese market decreased by 34%, with a 17% drop in prices in dollars y/y, due to the recovery of local pork

production with the end of the ASF epidemic.[8,9] The margin loss was partially offset by higher volumes in Southeast Asia and real price increase of chicken meat for Japan and South Korea, where low levels of local stock allowed the maintenance of prices in dollars, +33% y/y.

However, the impacts of the lockdown in China and commodity volatility have been driving the escalation of production and logistics costs, further compressing industry margins. The cost of transportation on the maritime trade route between Brazil and Asia, which had already risen substantially in the context of the pandemic, increased even more in the quarter, with a 118% increase in the price of the maritime container, impacted by the logistical crisis in Chinese ports with lockdown restrictions to contain a new outbreak of COVID-19 in the region.[10] In this sense, we experienced in this quarter several challenges in the production and shipping of shipments, which once overcome, will reflect in higher prices of chicken cuts in the region.

2. Halal Distribution – Halal DDP

Halal DDP	1Q22	1Q21	Chg. % y/y	4Q21	Chg. % q/q
Volume (Thousand Tons)	215	179	20.5%	198	8.9%
Poultry (In Natura)	*164*	*146*	*11.9%*	*154*	*6.2%*
Processed foods	*52*	*32*	*60.0%*	*43*	*19.0%*
Net Operating Revenues (R$, Million)	**2,657**	**2,092**	**27.0%**	**2,429**	**9.4%**
Average price (R$/Kg)	*12.34*	*11.70*	*5.4%*	*12.29*	*0.4%*
COGS	(2,091)	(1,700)	23.0%	(1,909)	9.5%
COGS/Kg	*(9.71)*	*(9.51)*	*2.1%*	*(9.66)*	*0.6%*
Gross Profit (R$, Million)	**565**	**392**	**44.3%**	**520**	**8.7%**
Gross Margin (%)	*21.3%*	*18.7%*	*2.6 p.p.*	*21.4%*	*(0.1) p.p.*
Adjusted EBITDA (R$, Million)	**391**	**195**	**100.4%**	**301**	**29.6%**
Adjusted EBITDA Margin (%)	*14.7%*	*9.3%*	*5.4 p.p.*	*12.4%*	*2.3 p.p.*

In this quarter, we highlight the growth of our local operations in the Halal markets, through successful strategic actions of our brands, reaffirming our commitment to guarantee the supply of high-quality food to the region. With focus on value-added products, we have an increase of 60% in the volume of processed products y/y and 19% q/q, driven by the positive seasonal effect of Ramadan.

In Turkey, anchored in the solidity of the Banvit brand, we made important advances, such as: i) recovery of the margins in the domestic market through price pass-through, to face the challenging macroeconomic scenario with accumulated inflation of 61.1%[11], ii) with the strong devaluation of the Turkish lira (77.8% y/y) [12] we increased exports, neutralizing the exchange exposure, and iii) expansion of 1.7 pp y/y of market share[13], being processed the most prominent category, ending the quarter with 21.6%.

In the Halal market, we reached the largest volume sold of processed food since 2018. Focusing on a portfolio strategy with the higher added value, we reached the historical mark of 24% of the volume sold in the region in processed products, an increase of 6.8 pp y/y. In addition, according to Nielsen, in GCC we reached 15.5% of the result of market share in processed products, +2.3 pp y/y, reflecting an increase in our share in relation to the last quarter.[14] In the Gulf countries, through brands that are present in their daily lives, with well-executed actions at the point of sale and distribution in the region, we present an expansion of 47% of sales, with real increase in prices in dollars recovering the segment margins. We saw a positive trend for food prices in the region with the i) resumption of the food service channel; ii) intensification of tourism; and iii) positive effect on international price trends, due to the restriction of the world supply of chicken meat caused by the conflict in eastern Europe.

[8]Source: Brazilian Secretariat of Foreign Trade (SECEX).
[9]African Swine Fever
[10]Freightos Baltic Index (FBX): Global Container Freight Index (03/12/2021 vs 03/11/2022)
[11]Cumulative variation 12 months. Source: Bloomberg
[12]Source: Bloomberg
[13]Source: Nielsen, accumulated until February
[14]Source: Nielsen, 1Q22 vs 1Q21

3. Direct Exports

Direct Exports	1Q22	1Q21	Chg. % y/y	4Q21	Chg % q/q
Volume (Thousand Tons)	144	156	(7.8%)	173	(16.7%)
Poultry (In Natura)	*106*	*123*	*(13.4%)*	*131*	*(18.5%)*
Pork and Others (In Natura)	*9*	*7*	*18.7%*	*10*	*(17.0%)*
Processed foods	*29*	*26*	*11.0%*	*32*	*(9.4%)*
Net Operating Revenues (R$, Million)	**1,630**	**1,276**	**27.8%**	**1,922**	**(15.2%)**
Average price (R$/Kg)	*11.30*	*8.16*	*38.6%*	*11.10*	*1.9%*
COGS	(1,406)	(1,155)	21.8%	(1,470)	(4.4%)
COGS/Kg	*(9.75)*	*(7.38)*	*32.1%*	*(8.49)*	*14.9%*
Gross Profit (R$, Million)	**224**	**121**	**84.8%**	**452**	**(50.3%)**
Gross Margin (%)	*13.8%*	*9.5%*	*4.2 p.p.*	*23.5%*	*(9.7) p.p.*
Adjusted EBITDA (R$, Million)	**119**	**10**	**n.m.**	**275**	**(56.7%)**
Adjusted EBITDA Margin (%)	*7.3%*	*0.7%*	*6.6 p.p.*	*14.3%*	*(7.0) p.p.*

In 1Q22, we presented a result mainly impacted by the continuous growth of average prices in dollars (+45% y/y), reflecting the resumption of tourism and the food service channel in international markets, concentrated in the regions of the Middle East and the Americas. The high production costs, commodity volatility and historical highs in logistical costs have squeezed the margins for world production; while the reduction in the global supply of chicken meat, produced by the conflict between Ukraine and Russia and the outbreak of avian influenza in the US and Europe, already has a positive effect on international price trends.[15] Faced with the recent challenges to the world order, UN representatives encourage Brazil to increase exports to guarantee the world's food supply, and BRF already represents 9% of the world's chicken[16] meat trade in 2021.

In this quarter, in view of the challenges of the COVID-19 pandemic in January and the implementation of adjustments in export processes and in the supply chain, we presented falls in shipped volumes, impacting the results of the region. Despite the sequential increase in costs due to the impacts of chain operating adjustments and unprecedented inflation of productive inputs, we presented an improvement of 4.2 pp y/y in gross margin, also reflecting an improvement in the sales mix, with processed products representing more than 20% of the total volume of the period, +3.5 pp y/y. We continue to explore opportunities in new markets, with export licenses granted to Vietnam, Iraq[17] and franks for South Africa.

OTHER SEGMENTS

Other Segments + Ingredients	1Q22	1Q21	Chg. % y/y	4Q21	Chg. % q/q
Volume (Thousand Tons)	127	69	83.2%	119	6.4%
Ingredients	*49*	*46*	*6.8%*	*49*	*(0.6%)*
Pet	*52*	*11*	*360.3%*	*50*	*4.6%*
Others Sales	*26*	*12*	*116.8%*	*20*	*30,0%*
Net Operating Revenues (R$, Million)	**662**	**378**	**75.0%**	**701**	**(5.6%)**
COGS	(513)	(268)	91.4%	(509)	0.8%
COGS/Kg	*(4.05)*	*(3.87)*	*4.4%*	*(4.27)*	*(5.3%)*
Gross Profit (R$, Million)	**149**	**110**	**35.2%**	**192**	**(22.5%)**
Gross Margin (%)	*22.5%*	*29.1%*	*(6.6) p.p.*	*27.4%*	*(4.9) p.p.*
Adjusted EBITDA (R$, Million)	**104**	**96**	**8,5%**	**145**	**(28.4%)**
Adjusted EBITDA Margin (%)	*15.7%*	*25,3%*	*(9,6) p.p.*	*20.7%*	*(5.0) p.p.*

In the Ingredients segment, we have advanced in adding value through the intensive use of technology, research, and cutting-edge applications to develop customized products with an expansion of 29% y/y of our revenues, reflecting the upward trend in agricultural input prices, which compensates for the worsening mix with a greater volume of products from the animal nutrition business. This business unit, which focuses on the circular economy,

[15]https://www.fao.org/newsroom/detail/FAO-Food-Price-Index-december-2022/en
[16]Source: Company and USDA information
[17]April/2022

has the capacity to operate in different markets and expand BRF's innovation beyond the food sector, also reinforcing the BRF sustainability plan.

We continue to focus on integrating the operations of our Pet Food segment, with a volume growth of more than 360% y/y when consolidating the operations of Mogiana and Hercosul and expansion of 3.6 pp y/y of the EBITDA margin. The Pet Food category did not notice a decrease in volume demand, even though there is an acceleration of volumes in brands with lower added value – due to the erosion of the tutors' income. BRF PET, in turn, has a vast portfolio of products that covers different nutritional and price positions, making it possible to keep tutors within its brand universe.

CORPORATE

Corporate - R$ Million	1Q22	1Q21	Chg. % y/y	4Q21	Chg. % q/q
Gross Profit	0	2	n.m.	0	n.m.
Adjusted EBITDA	(1)	(7)	-81.1%	17	n.m.

This segment was impacted by i) BRL -1.2 million resulting from actions to prevent and combat the effects of Covid-19; ii) BRL -3.8 million for the net result of provisions for civil and tax contingencies; iii) BRL +2.0 million related to the disposal and write-off of fixed assets; and iv) BRL +1.5 million related to other net effects (according to Explanatory Note 25 to the Interim Financial Information).

BRANDS AND INNOVATION

Brazil:

BRF closed the 1Q22 with its highest historical level of preference for the period, both in food with 43.4%, and in Margarines with 62.4%.[18][19] When analyzing under the spectrum of our brands, Sadia and Perdigão had a variation of +1.8 pp and +0.6 pp y/y, respectively, and *Qualy* +0.4 pp in relation to the same period of the previous year. We also highlight that Sadia was elected the most valuable brand, in the food category, and the most trusted brand by Brazilians, according to Kantar[20]

This quarter, Sadia was present i) in the campaign focused on cold cuts and the *Soltíssimo* line, in the best seasonal moment of the category; and ii) among the audience of the Lollapalooza Festival, the sponsorship involved national media in TV and digital, impacting about 112 million people. In addition, Perdigão carried out i) 360 regional campaigns of the *Na Brasa* barbecue line, on TV channels, digital media and actions at a point of sale, reaching more than 44 million people; ii) resumption of the national sponsorship of the *Masked Singer Brasil* program, reaching more than 32 million people; and iii) participation in the special action at *Mortadela Week*, an event that celebrated the anniversary of the city of São Paulo, with more than 12 million consumers reached. In margarines, we carried out actions focused on merchandising in the TV program *Mais Você*, and investments in digital media, with the advancement of our platforms, including *Tudo de Bolo*[21], to increase engagement of the contents of the page.

With an accelerated pace of innovations, we reached the 6.1% mark of the accumulated revenue this quarter, along with the launching of 29 new SKUS, including innovations in our main strategic growth paths, including ready meals, value-added pork and alternative proteins. Also, we highlight market share recovery versus Nielsen's last bimonthly reading of margarine and frozen products at +0.5 pp and +0.2 pp[22], respectively.

International:

We maintained our focus on higher added value categories, with a strong innovation agenda focused on processed foods with 28 new products launched in the international market this quarter.

---

[18]Kantar Insights Food Tracking – Sadia e Perdigão's combined preference.
[19]Kantar Insights Margarine Tracking
[20] Kantar Brandz 2021/22 panel, *most valuable Brazilian brands*.
[21]https://www.tudodebolo.com.br
[22]Source: Nielsen, 1bi/22 vs. 6bi/21

In the GCC countries, we maintained our focus on expanding the participation of our broad value-added portfolio, carrying out several campaigns highlighting the excellence and practicality of our products, among them we highlight i) communication of the Broasted line, with strong activation of trade marketing on digital platforms and at the points of sale; ii) the FUN campaign, in which the convenience of our products predominates in the local culture of Halal markets, with the launch of the line of premium meat burgers and frozen vegetables, reaching 60% of our target audience; and iii) Ramadan's exclusive campaign, one of the main times of the year in Muslim culture, where we highlight the convenience of our *Easy & Juicy* chicken and frozen vegetable line, through 360 campaign, including TV, Digital and positivity at the points of sale.

According to Nielsen, we observed a sequential increase of 0.7 pp in market share in processed products and +2.3 pp y/y, closing the quarter with a growth of 1.3 pp y/y in market share in the GCC. In Turkey, Banvit maintained the leadership in all subcategories in the Turkish market with consolidated growth of 1.7 pp y/y [23] of market share in the country, where relevant consecutive advances in processed products stand out (+5.5 pp y/y).

In the direct export markets, we have advanced in the path of adding value to cultivate our local presence, through our brands. BRF is the protagonist in the insertion of industrialized categories in the African continent, with 4 market-leading products with the brands Sadia and Perdigão. In Chile, we launched Qualy's 360 campaign, "*Cremosidad que va con todo*", reinforcing the attributes of creaminess and versatility on TV, digital media with the support of influencers and activation at the point of sale, resulting in an increase of preference of 10 pp.[24] In Singapore, we relaunched 6 value-added products with the "heat, eat, enjoy, and repeat" campaign that will last until the end of the first half of 2022. In China, we launched 8 new industrialized products, in four categories chicken nuggets, chicken popcorn, cooked chicken wings and cooked chicken breast, with the "fast cooking, slow enjoyment" campaign, highlighting the ease of cooking healthy products with local opinion leaders to leverage our fan base, reaching an exhibition with more than 7.5 million people.

Other Segments: In Pet Food, we are among the largest three in share value in the segment in Brazil and we lead market share in Paraguay and Uruguay, with a portfolio of brands, such as *Three Dogs, Three Cats, Herói, Guabi Natural, Gran Plus, Apolo, Faro, Bônos, Balance, PrimoGato, Biofresh, Átila* among others. This quarter, we launched 7 flavor versions for our brand Balance in the puppy and adult versions, with the unique flavours of turkey breast with vegetables and pork loin.

2030 VISION

Given the scenario of global cost inflation and challenging business environment, in 2022, the company will implement a plan to simplify and resize processes, aiming at greater efficiency, results and profitability. Regarding its long-term planning, called Vision 2030, the Company will review, as provided for in the plan's announcement.

ESG Highlights

In this first quarter of 2022, we continued to advance with ESG at the center of BRF's business strategy, with the following highlights:

- Closing the operation with AES - in line with a joint venture announced in 202 to produce wind energy
- Animal Welfare - BBFAW Ranking – Tier 3, GlobalGAP, WQS and Certified Humane
- Adherence to Inova 2030 - the UN Global Compact for the acceleration of young professionals
- Best supplier McDonald's Brazil 2021 Award - BRF Toledo (PR)
- BRF Institute - Ayrton Senna Institute – partnership with city halls (LRV, MRU and Ivoti) and RS State + expansion of scope (400 thousand students in 2022)
- Partnerships - Brazilian Council for Business Volunteering (CBVE) and Latinpacto of social investment and venture capital

---

[23]Source: Nielsen, data accumulated until February 2022 vs. same period of the previous year.
[24]Source: IPSOS vs. May 2021.

- *Smart Kids Table:* Project with Ministry of Education of Turkey that will impact more than 1 million people

- Hospitals of the BRF communities: donation of more than BRL 1 MM in hospital items to the Health Foundation of the State of Mato Grosso do Sul. Supporting seal of Hospital *Angelina Caron* for the construction of the COVID sequelae treatment wing.

CONSOLIDATED PERFORMANCE

Net Operating Income (NOI)

Volumes - Thousand Tons	1Q22	1Q21	Chg. % y/y	4Q21	Chg. % q/q
Poultry (In Natura)	*479*	*477*	*0.4%*	*477*	*0.3%*
Pork and Others (In Natura)	*61*	*68*	*(10.3%)*	*75*	*(18.9%)*
Processados	*473*	*456*	*3.8%*	*555*	*(14.8%)*
Others Sales	*132*	*70*	*89.1%*	*128*	*2.9%*
Total	1,144	1,070	6.9%	1,235	(7.4%)
NOR (R$ Million)	12,041	10,592	13.7%	13,724	(12.3%)
Average Price (NOR)	*10.52*	*9.90*	*6.3%*	*11.11*	*(5.3%)*

In this quarter, our net revenue was boosted in the annual comparison by i) resumption of prices in international markets, with highlight to higher volumes in the Halal DDP segment; ii) price transfers in the domestic market; and iii) increase in billing of the Ingredients and pet food segment.

Operating income protection strategy - hedge accounting

The effects of the financial instruments for foreign exchange protection of the result totaled BRL +110.7 million in 1Q22, according to Explanatory Note 24.5 of the Financial Statements and are derived from the positions settled in the quarter, whose formation occurred over the 12 months prior to its settlement.

Build-up of Derivatives Instruments Settled in 2Q21	1Q21	2Q21	3Q21	4Q21	1Q22
Cummulative Notional Exposure (US$ Million)	10	15	93	296	384
Average Strike Price (BRL/USD)*	5.94	5.92	5.53	5.64	5.62

*Weighted Average Rate

Similarly, the position to be matured, according to Explanatory Note 24.4.2.ii of the Financial Statements, is below.

Derivatives Instruments by Expiry Date - US$ Million	2Q22	3Q22
Notional to be settled in each period	196	8
Strike Price (BRL/USD)*	5.41	4.97

*Weighted Average Rate

The Company may contract additional cash flow protection, as provided for in its Financial Risk Management Policy, always backed by future export revenues, as their probability evolves and assuming a defined time horizon of up to 12 months. For cash flow hedge purposes, we emphasize that its objective is to protect operating income and reduce volatility, not allowing, under any circumstances, the contracting of derivative financial instruments for speculative purposes.

Cost of Goods Sold (COGS)

COGS - R$ Million	1Q22	1Q21	Chg % y/y	4Q21	Chg. % q/q
Cost of Goods Sold	(10,928)	(8,496)	28.6%	(10,729)	1.9%
R$/Kg	*9.55*	*7.94*	*20.3%*	*8.69*	*9.9%*

Compared to 1Q21, we observed an increase in the cost of sale of 20.3%, mainly i) due to the increase in the price of grains (corn +14% y/y, soybean +10% y/y and soybean oil +32% y/y) [25]; ii) due to the impact of the result of commodity derivatives of BRL 406 million; iii) inflationary effects on the main productive inputs, such as plastic packaging (+12% y/y) and cardboard (+17% y/y); and iv) higher energy and fuel costs, impacted by increases in energy charges and extra costs of water abstraction, due to the drought in the South, in addition to the increase in fuel prices (ANP diesel +47.88% y/y[26]) and international freight container cost (+118% y/y).[27]

In this quarter, in addition to cost inflation, we observed cost increases of R$422 million, to adjust the pace of production and reduce inventories. Eliminating the incremental effects of cost and hedging of commodities, we ended the unit cost with a variation of 12.7%% y/y, an improvement of 7.6p.p.

When analyzing the theoretical cost index ICP Embrapa, there is a sequential increase in the cost of production of chicken and pork, +20% q/q and +24% q/q, respectively, reflecting the hostile scenario for the production of these animals in Brazil, with margins of chicken and pork producers at levels well below the historical average. [28] The graphs below show the evolution of the ICP-Embrapa and the producer margin index, which present a considerable gap between the evolution of the theoretical cost index and the producer[29] margin.

Evolution of Embrapa Cost Index and **Swine** Producers' Margin


100
205
62
Pork Producers' Margin
Embrapa's Pork Cost Index

Evolution of Embrapa Cost Index and **Chicken** Producers' Margin


100
205
70
Chicken Producers' Margin
Embrapa's Chicken Cost Index

Operating Expenses

Operating Expenses - R$ Million	1Q22	1Q21	Chg. % y/y	4Q21	Chg. % q/q
Selling Expenses	**(1,494)**	(1,346)	**11.0%**	**(1,745)**	**(14.4%)**
% of the NOR	*(12.4%)*	*(12.7%)*	*0.3 p.p.*	*(12.7%)*	*0.3 p.p.*
General and Administrative Expenses	**(144)**	(172)	**(16.5%)**	**(222)**	**(35.4%)**
% of the NOR	*(1.2%)*	*(1.6%)*	*0.4 p.p.*	*(1.6%)*	*0.4 p.p.*
Operating Expenses	**(1,637)**	(1,518)	**7.9%**	**(1,967)**	**(16.8%)**
% of the NOR	*(13.6%)*	*(14.3%)*	*0.7 p.p.*	*(14.3%)*	*0.7 p.p.*

The percentage indicator on net revenue improved both in comparison with 1Q21 (0.7 pp) and comparing with the fiscal years (0.7 pp), reflecting the austerity mentality and disciplined application of the method, through Matrix Management of Expenses, with a reduction in administrative expenses of 16.5% y/y and lower representativeness of sales expenses, despite the significant increases in freight rates in the domestic and international markets. We emphasize the support of investments in marketing campaigns and actions at the points of sale, both in the domestic market and in international markets, such as Turkey and Halal DDP.

[25] Annual change in the 6-month moving average of grain prices. Source: Bloomberg and Cepea/ESALQ

[26] Cumulative variation 12 months, ANP Diesel. Source: ANP - Brazilian National Agency of Petroleum, Natural Gas and Biofuels

[27] Freightos Baltic Index (FBX): Global Container Freight Index (03/12/2021 vs 03/11/2022)

[28] Variation of the Embrapa production cost index (ICP Chicken and ICP Swine) between Dec/21 and Mar/22, publicly available on the website www.embrapa.br

[29] Source: Bloomberg, CEPEA-Esalq. Price of whole chicken and pork carcass in relation to feed cost adjusted by the chicken and swine cycle.

Other Operating Results

Other Operating Results - R$ Million	1Q22	1Q21	Chg. % y/y	4Q21	Chg. % q/q
Other Operating Results	(3)	50	n.m.	42	(106.3%)
% of the NOR	*(0.0%)*	*0.5%*	*(0.6) p.p.*	*0.3%*	*(0.3) p.p.*

This performance is due to: (i) increase in provisions for civil and tax risks totaling BRL -51 million; (ii) other expenses with losses with claims BRL -12 million; iii) partially offset by the recovery of expenses by BRL 9 million in relation to the same period of the previous year. For more details on this item, see Explanatory Note 27 to the Interim Financial Information.

Net Financial Result

Financial Results - R$ Million	1Q22	1Q21	Chg. % y/y	4Q21	Chg. % q/q
Financial Income	**214**	**123**	**74.5%**	**198**	**8.1%**
Interest on cash and cash equivalents	101	17	499.1%	49	106.7%
Income with marketable securities	29	14	105.4%	18	61.3%
Interest on recoverable taxes	64	78	(17.5%)	117	(45.3%)
Interest on other assets	20	14	40.4%	14	41.1%
Financial Expenses	**(804)**	**(626)**	**28.3%**	**(860)**	**(6.5%)**
Interests on loan and borrowings	(430)	(415)	3.6%	(497)	(13.5%)
Interest on contingencies, leasing and actuarial liabilities	(117)	(108)	8.4%	(127)	(7.5%)
Written option - Business combination (Banvit)	0	102	n.m	0	n.m
Adjustment to present value	(175)	(143)	22.1%	(177)	(1.1%)
Other	(82)	(62)	31.6%	(59)	38.4%
Monetary, exchange and derivative results, net	**(184)**	**(99)**	**86.6%**	**(35)**	**427.0%**
Exchange rate variation on monetary assets and liabilities	1,314	(592)	n.m	(49)	n.m
Derivative results	(1,498)	494	(403.6%)	14	n.m
Net Financial Results	**(774)**	**(603)**	**28.5%**	**(697)**	**11.1%**

The main components of the net financial result were grouped into the following categories:

Financial Revenue: Evolution resulting from the higher remuneration on the liquidity position, given the higher interest rate observed in the period (CDI), added to the higher cash position and investments resulting from the capital contribution (follow-on).

Financial Expenses: Arise from the effect of the following accounts described below:

(i) **Interest on loans and financing:** Increase in interest expenses in reais by BRL 56 million in 1Q22 linked to the increase in the debt balance linked to DI (DI accumulated 2.47% in 1Q22 vs. 0.50% in 1Q21), partially offset by the reduction in interest expenses in other currencies by BRL 25 million, mainly caused by the lower exchange rate observed in the period (average exchange rate of BRL 5.08/USD in 1Q22 vs BRL 5.57/USD in 1Q21).

(ii) **Interest on contingencies, leases and actuarial liabilities:** Higher expenses in 1Q22 by BRL 11 million due to higher tax and labor contingencies.

(iii) **Adjusted Present Value (APV):** Reflects the higher balance of suppliers and higher interest rates in the comparison between the periods. The APV refers to the financial charge associated with the payment terms of customer and supplier accounts, with a corresponding entry in gross profit.

(iv) **Option Launched - Business combination (Banvit):** The fair value of the put option related to the business combination (Banvit put option) fluctuated according to the variation of Banvit's results. This option was extinguished in December 2021, with zero impact in 1Q22 compared to a positive impact of BRL 102 million in 1Q21.

(v) **Other financial expenses:** Includes bank fees, expenses with assignment and credit insurance, taxes on financial income, provision for tax credit discount, among other effects. Higher expenses in 1Q22 by BRL 18 million, mainly due to higher discounts on credit assignment.

(vi) **Monetary and foreign exchange variations and monetary liabilities and results from derivatives:** The Company has financial assets and liabilities denominated in foreign currency, whose exchange variations affect the financial result. The Company contracts derivative financial instruments to hedge this net foreign exchange exposure on

the balance sheet, as per Explanatory Note 24.4.2 of the Financial Statements. In 1Q22, the appreciation of 15.9% of the real in the period (peak exchange rate BRL 4.74/USD in Mar/22 vs. BRL 5.58/USD in Dec/21) had a positive effect on the exchange variation of the balance sheet of BRL 1,314 million, which was neutralized by the protection derivatives in the order of BRL -1,498 million (net of interest and fair value), resulting in a combined net effect in the amount of BRL -184 million in the quarter.

Net Income (Loss)

Net Income (Loss) - R$ Million	1Q22	1Q21	Chg. % y/y	4Q21	Chg. % q/q
Consolidated Net / (Loss) Income - Continued Op.	(1,546)	22	n.m.	964	n.m.
Net Margin (%)	*(12.8%)*	*0.2%*	*(13.1) p.p.*	*7.0%*	*(19.9) p.p.*
Consolidated Net / (Loss) Income - Total Consolidated	(1,581)	22	n.m.	932	n.m.

The Company recorded a loss of BRL 1,546 million versus a profit of BRL 22 million in 1Q21 in continuing operations, mainly due to i) the nominal reduction in EBIT (BRL -1,155 million y/y), a consequence of one-off impacts, of which BRL 422 million in the production chain and BRL 406 million in commodity hedges, and a drop in net prices in the domestic and Chinese markets; ii) a negative impact of the net effect of financial results by BRL 172 million y/y, as detailed above; and iii) BRL +242 million in higher expenses with income tax, see Explanatory Note 10.3 of the Interim Financial Information. Discontinued operations presented a result of BRL -35 million in 1Q22, according to Explanatory Note 1.3 of the Interim Financial Information.

Adjusted EBITDA

EBITDA - R$ Million	1Q22	1Q21	Var % a/a	4Q21	Var % t/t
Resultado Líquido Consolidado - Op. Continuadas	**(1,546)**	**22**	**n.m.**	**964**	**n.m.**
Income Tax and Social Contribution	245	3	8621.8%	(591)	n.m.
Net Financial	774	603	28.5%	698	11.0%
Depreciation and Amortization	679	661	2.6%	690	(1.6%)
EBITDA	**152**	**1,289**	**(88.2%)**	**1,761**	**(91.4%)**
EBITDA Margin (%)	*1.3%*	*12.2%*	*(10.9) p.p.*	*12.8%*	*(11.6) p.p.*
Impacts of Carne Fraca/Trapaça operations	0	5	(96.6%)	0	(60.0%)
Fair Forest Value	0	0	n.m.	(16)	n.m.
Tax recoveries	(39)	(63)	(37.9%)	(54)	(28.4%)
Non controlling shareholders	9	2	n.m.	(11)	177.8%
Business Disposal	0	0	n.m.	0	n.m.
Expenses with mergers and acquisitions	(0)	0	n.m.	7	(103.5%)
EBITDA Adjusted	**121**	**1,234**	**(90.2%)**	**1,687**	**(92.8%)**
EBITDA Adjusted Margin (%)	*1.0%*	*11.6%*	*(10.6) p.p.*	*12.3%*	*(11.3) p.p.*

CAPITAL STRUCTURE

BRL million	1Q22	1Q21	LTM
EBITDA	152	1,289	4,619
Working Capital	340	176	(266)
Δ Accounts receivable	517	1,272	(493)
Δ Inventory	820	(1,584)	(1,197)
Δ Accounts payable	(997)	489	1,424
Other variations	(630)	(37)	(1,467)
Cash Flow from Operating activities	(137)	1,428	2,885
CAPEX with IFRS16	(888)	(737)	(3,832)
Cash Flow from Operating activities w/ Capex	(1,025)	691	(947)
M&A and asset sale	(59)	(275)	(755)
Cash Flow from Investing activities	(947)	(1,012)	(4,587)
Financial - cash effect	(268)	(208)	(862)
Received interest	132	36	304
Paid interest	(454)	(456)	(1,192)
Derivativos (caixa)	(1,612)	820	(2,166)
VC de Disponibilidades	(403)	308	(468)
Cash Flow from Financing activities	(2,606)	500	(4,384)
Free Cash Flow	(3,691)	916	(6,086)
Borrowing/Amortizations	(74)	53	1,469
Stock repurchase/Follow-on	5,285	-	5,257
Cash variation	1,521	969	641

* The above managerial cash flow does not follow the same classification as the cash flow statement, notably in relation to: (i) derivative instruments to hedge foreign exchange exposure on the balance sheet that are reclassified from operating flow to cash flow; and (ii) amortizations and borrowings of loans and financing that are classified as cash flow in the accounting documents, but considered outside the free cash flow generation in the managerial flow, comprising the change in total cash.

Free Cash Flow

Operating cash generation from a first quarter with high-cost pressure, together with financial expenses with derivative instruments arising from the exchange rate appreciation contributed to the performance of free cash flow in the period. Below, we present the details of the components of free cash flow:

Operating Cash Flow and Cash Conversion Cycle

In 1Q22, despite the lower EBITDA, we decreased the allocation of working capital mainly with the reduction in the inventory line through efforts to reduce the impact of increased costs and inflation on grains and other inputs. Other changes in working capital resulted in a cash consumption of BRL 630 million, with the largest impacts: (i) advance to suppliers and customers at BRL -221 million and; (ii) the exchange variation of other assets and liabilities at BRL -129 million; (iii) the payment of bonus Profit Sharing at BRL -126 and; (iv) judicial deposits at BRL -34 million.[30] The Company offset federal and state taxes in the amount of BRL 222 million in 1Q22 (see Explanatory Note 9.4 to the Interim Financial Information).

The Company's cash conversion cycle ended 1Q22 at 10.5 days, down 8.7 days year-over-year. The variation is essentially due to: (i) a decrease in the average term of inventories given the reduction in the financial amount of the position, mainly on grains and finished products, compared to an increase in the cost of products sold; (ii) offset by a lower balance payable from the purchase of commodities; and (iii) an improvement in the average term of accounts receivable, resulting from the decrease in the volume of receivables compared to an increase in revenue. Compared to the previous quarter, the cycle decreased by 5.7 days.

Investment Cash Flow

Investment cash flow totaled BRL 947 million in 1Q22, BRL 65 million lower than in 1Q21, mainly due to lower M&A expenditures. In March 2022, BRL 60 million was disbursed for the investment in the partnership with the subsidiary

[30] Effect of exchange variation by the conversion of working capital items denominated in foreign currency, which have as a counterpart the financial result and shareholders' equity.

of *AES Brasil Energia* S.A. for the construction of a self-generation wind power park in the *Cajuína* Wind Complex, in the state of *Rio Grande do Norte*-Brazil, according to note 12.1 to the Interim Financial Information.

Capex realized in the quarter totaled BRL 888 million, an increase of 21% compared to 1Q21. The difference is mainly the result of initiatives to expand and modernize production units, energy and operational efficiency projects, and advances in programs related to the Digital Journey.

BRL 403 million were allocated for Growth, Efficiency and Support; BRL 330 million for biological assets and BRL 155 for leasing and others, as shown in the table below.

CAPEX - R$ Million	1Q22	1Q21	Chg. % y/y
Growth	(147)	(109)	34.9%
Efficieny	(52)	(25)	108.0%
Support	(204)	(127)	60.6%
Biological Assets	(330)	(283)	16.6%
Commercial Lease and Others	(155)	(193)	(19.7%)
Total	**(888)**	**(737)**	**20.5%**
Total M&A	(59)	(275)	(78.5%)
Total - CAPEX + M&A	**(947)**	**(1,012)**	**(6.4%)**

Among the main projects in 1Q22, the following stand out:

- Growth:

(i) Projects to meet the demand of industrialized companies in the Internal Market, with emphasis on investments in capacity increase in the sausage line in *Videira - SC*
(ii) Projects to increase the capacity of fresh frozen products in the units of *Dourados - MS and Rio Verde - GO*
(iii) Reactivation of the turkey slaughter line in *Francisco Beltrão - PR*
(iv) Expansion of production capacity in the Foreign Market in *Joody Al Sharqiya*, Saudi Arabia.

- Efficiency:

(i) Projects for line automation to increase slaughter in the *Uberlândia* unit
(ii) Projects to increase Operational Efficiency, aiming at diluting fixed costs and reducing expenses.

- Support/IT:

(i) Projects to replace industrial park assets
(ii) Improvements in the working conditions of employees in production processes
(iii) Projects to optimize and control processes related to the commercial area and Supply Chain
(iv) Information Technology Projects that aim to meet Compliance, Corporate Governance and Human Resources policies requirements
(v) Renewal of licenses necessary to maintain the Company's activities related to Information Technology.

- Support/Quality:

(i) Projects to improve control and quality processes in meat processing facility, factories, and farms.

Financial Cash Flow

Financial cash flow totaled cash consumption of BRL 2,606 million in 1Q22 mainly due to the exchange rate appreciation observed in 1Q22 versus exchange rate depreciation in 1Q21, whose impact on the cash position in hard currency and derivatives to protect foreign exchange exposure in the balance sheet was BRL -2,015 million - the negative impact on cash through exchange rate appreciation is more than offset in the reduction of gross debt by the exchange rate variation of debts denominated in foreign currency.

Indebtedness

R$ Million		In 31.03.2022		In 31.12.2021	
Endividamento	Current	Non-current	Total	Total	Δ %
Local Currency	(1,043)	(7,868)	(8,911)	(9,112)	-2.2%
Foreign Currency	(1,737)	(11,809)	(13,546)	(16,568)	-18.2%
Gross Debt	**(2,780)**	**(19,677)**	**(22,457)**	**(25,680)**	**-12.6%**
Caixa e Aplicações*					
Local Currency	4,829	15	4,844	5,011	-3.3%
Foreign Currency	4,622	403	5,025	3,337	50.6%
Total Cash Investments	9,451	418	9,869	8,348	18.2%
Net Debt	**6,671**	**(19,259)**	**(12,588)**	**(17,332)**	**-27.4%**

* The cash considered consists of: Cash and Cash Equivalents, Financial Investments and Restricted Cash.

Total gross indebtedness includes current and non-current Net Derivative Financial Instruments, in the aggregate amount of BRL -120 million, as per Explanatory Note 24.3 of the Interim Financial Information. The Company's gross leverage ended the quarter at 5.05x vs. 4.75x in the same period of the previous year. Funding for the quarter totaled BRL 209 million and sales totaled BRL 282 million. Additionally, the average term of indebtedness ended 1Q22 at 8.6 years, a decline of 1.1 years compared to 1Q21.

Net indebtedness totaled R$12,588 million in 1Q22, a reduction of BRL 4,744 million when compared to 4Q21, mainly due to the funds obtained with the follow on in February 2022 and exchange variation of the net debt. The Company's net leverage, measured by the ratio of net debt to Adjusted EBITDA for the last twelve months, reached 2.83x in 1Q22, vs. 3.12x in 4Q21 (equivalent leverage in USD reached 3.18, vs 3.02 in 4Q21). Net leverage (proforma), considering the Adjusted EBITDA of the last twelve months of the Company's most recent acquisitions in the Pet Food segment (Hercosul and Mogiana Alimentos), reached 2.79x in 1Q22.

NET DEBT EVOLUTION

Values presented in R$ million


17,332
5,285
12,047
137
947
+541 (+4%)
590
1,134
12,588
Net Debt 4Q21
3.12x
Follow on
Net Debt Pro Forma with Follow on
Cash Flow from Operating Actvities
Cash Flow from Investments
Finalcials and Net Interest
Fx Variation on Cash and Debt, Interest on Debt and Derivatives balance
Net Debt 1Q22
2.83x

**Financial cash flow discounting cash effect derivatives and exchange variation of cash on investments.*

The Company reiterates that it does not have restrictive clauses (covenants) for financial leverage and reaffirms that it will continue to act in a disciplined manner in the management of its capital, liquidity and leverage structure.

Rating

Agency	Domestic	Global	Perspective
Standard & Poor´s	AAA (bra)	BB	Stable
Fitch Ratings	AA+ (bra)	BB	Stable
Moody´s Investors Service	-	Ba2	Positive

RELATIONSHIP WITH INDEPENDENT AUDITORS

Pursuant to CVM Instruction 381, of January 14, 2003, the Company informs that its policy for contracting services not related to external audit is based on principles that preserve the auditor's independence.

In compliance with CVM Instruction 381/03, in the three-month period ended March 31, 2022, KPMG Auditores Independentes was not hired to perform services not related to external audit.

Pursuant to CVM Instruction 480/09, the Company's Management at a meeting held on 05.04.2022 declares that it has discussed, reviewed, and agreed with the information expressed in the independent auditors' review report on the Interim Financial Information for the year of the first quarter of 2022.

STATEMENT OF CONSOLIDATED RESULT

Financial Statement - R$ Million	1Q22	1Q21	Chg. % y/y	4Q21	Chg. % q/q
Net Operating Revenues	12,041	10,592	13.7%	13,724	(12.3%)
Cost of Goods Sold	(10,928)	(8,496)	28.6%	(10,729)	1.9%
% of the NOR	*(90.8%)*	*(80.2%)*	*(10.5) p.p.*	*(78.2%)*	*(12.6) p.p.*
Gross Profit	1,113	2,096	(46.9%)	2,996	(62.8%)
% of the NOR	*9.2%*	*19.8%*	*(10.5) p.p.*	*21.8%*	*(12.6) p.p.*
Operating Expenses	(1,637)	(1,518)	7.9%	(1,967)	(16.8%)
% of the NOR	*(13.6%)*	*(14.3%)*	*0.8 p.p.*	*(14.3%)*	*0.7 p.p.*
Selling Expenses	(1,494)	(1,346)	11.0%	(1,745)	(14.4%)
% of the NOR	*(12.4%)*	*(12.7%)*	*0.3 p.p.*	*(12.7%)*	*0.3 p.p.*
Fixed	(968)	(886)	9.3%	(1,131)	(14.4%)
Variable	(526)	(460)	14.3%	(614)	(14.4%)
Despesas administrativas	(144)	(172)	(16.5%)	(222)	(35.4%)
% of the NOR	*(1.2%)*	*(1.6%)*	*0.6 p.p.*	*(1.6%)*	*0.4 p.p.*
Honorary of our Administrators	(14)	(15)	(2.3%)	(21)	(31.9%)
% of the NOR	*(0.1%)*	*(0.1%)*	*0.0 p.p.*	*(0.2%)*	*0.0 p.p.*
General and Administrative	(129)	(157)	(17.9%)	(201)	(35.8%)
% of the NOR	*(1.1%)*	*(1.5%)*	*0.4 p.p.*	*(1.5%)*	*0.3 p.p.*
Operating Income	(524)	578	(190.7%)	1,029	(151.0%)
% of the NOR	*(4.4%)*	*5.5%*	*(9.8) p.p.*	*7.5%*	*(11.9) p.p.*
Other Operating Results	(3)	50	n.m.	42	(106.3%)
EBIT	(527)	628	(183.9%)	1,071	(149.2%)
% of the NOR	*(4.4%)*	*5.9%*	*(10.3) p.p.*	*7.8%*	*(12.2) p.p.*
Resultado Financeiro Líquido	(774)	(603)	28.5%	(698)	11.0%
Income before Taxes	(1,301)	25	(5249.7%)	373	n.m.
% of the NOR	*(10.8%)*	*0.2%*	*(10.9) p.p.*	*2.7%*	*(13.4) p.p.*
Income Tax and Social Contribution	(245)	(3)	8621.8%	591	n.m.
% of Income before Taxes	*18.8%*	*(11.1%)*	*30.0 p.p.*	*158.2%*	*(139.4) p.p.*
Lucro (Prejuízo) Líquido - Op. Continuadas	(1,546)	22	(6985.1%)	964	n.m.
% of the NOR	*(12.8%)*	*0.2%*	*(13.1) p.p.*	*7.0%*	*(19.9) p.p.*
Lucro (Prejuízo) Líquido - Total societário	(1,581)	22	(7138.9%)	932	n.m.
% of the NOR	*(13.1%)*	*0.2%*	*(13.3) p.p.*	*6.8%*	*(19.8) p.p.*
EBITDA	152	1,289	(88.2%)	1,761	(91.4%)
% of the NOR	*1.3%*	*12.2%*	*(10.9) p.p.*	*12.8%*	*(11.6) p.p.*
EBITDA Adjusted	121	1,234	(90.2%)	1,687	(92.8%)
% of the NOR	*1.0%*	*11.6%*	*(10.6) p.p.*	*12.3%*	*(11.3) p.p.*

CONSOLIDATED BALANCE SHEET

Balance Sheet - R$ Million	03.31.22	12.31.21
Assets		
Current Assets		
Cash and Cash Equivalents	9,082	7,529
Financial Investments	343	347
Accounts Receivable	3,314	4,107
Recoverable Taxes	1,064	1,048
Inventories	8,751	9,655
Biological Assets	2,931	2,900
Other Financial Assets	244	135
Other current assets	-	-
Other Receivables	274	254
Anticipated expenses	249	227
Restricted Cash	26	25
Current Assets held to sale	14	17
Total Current Assets	**26,292**	**26,243**
Non-Current Assets		
Long-term assets	10,395	10,462
Cash Investments	418	447
Accounts and other Receivable	32	35
Judicial Deposits	571	550
Biological Assets	1,459	1,414
Recoverable Taxes	5,078	4,986
Deferred Taxes	2,659	2,941
Restricted Cash	0	0
Other Receivables	131	77
Other Financial Assets	47	11
Permanent Assets	18,927	19,198
Investments	67	7
Property, Plant and Equipment	13,037	13,041
Intangible	5,822	6,150
Total Non-Current Assets	**29,322**	**29,660**
Total Assets	**55,614**	**55,903**

Balance Sheet - R$ Million	03.31.22	12.31.21
Liabilities and Equity		
Current Liabilities		
Loans and Financing	2.866	3.203
Suppliers*	11.669	12.175
Supply Chain Risk	1.833	2.237
Payroll and Mandatory Social Charges	767	900
Taxes Payable	470	454
Other Financial Liabilities	158	327
Provisions	822	959
Employee Pension Plan	52	54
Other Liabilities	792	915
Total Current Liabilities	**19.428**	**21.225**
Non-Current Liabilities		
Loans and Financing	19.711	22.253
Suppliers*	2.043	2.020
Taxes and Social Charges Payable	130	132
Provision for Tax, Civil and Labor Contingencies	729	559
Deferred Taxes	17	24
Employee Pension Plan	488	498
Other Liabilities	365	367
Total Non-Current Liabilities	**23.483**	**25.852**
Total Liabilities	**42.912**	**47.078**
Shareholders' Equity		
Capital Stock	12.843	12.460
Capital Reserves and Other reserves	2.279	74
Other Comprehensive Losses	(1.570)	(1.813)
Accumulated Losses	(1.001)	(2.132)
Treasury Shares	(127)	(127)
Non-Controling Shareholders	279	363
Total Shareholders' Equity	**12.702**	**8.826**
Total Liabilities and Shareholders	**55.614**	**55.903**

* It includes BRL 472 million of current lease liabilities and BRL 2,007 million non-current, according to Interim Financial Information.